The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 20, 2021

Citigroup Global Markets Holdings Inc.	April-----, 2021 Medium-Term Senior Notes, Series N Pricing Supplement No. 2021-USNCH7405 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-224495 and 333-224495-03

MXN Denominated / USD Payable Fixed Rate Notes Due April 30, 2024

•	The notes mature on the maturity date specified below. The notes pay interest periodically at the fixed per annum rate indicated below. The notes are denominated in Mexican pesos (“MXN”), but your initial investment, all interest payments and your payment at maturity will be made in U.S. dollars (“USD”) based on the MXN amount of the issue price or such payments, as applicable, converted at the USDMXN exchange rate on the pricing date or relevant valuation date, as applicable. Because of this mandatory conversion, your investment in the notes and each interest payment is subject at all times to USDMXN exchange rate risk.

•	If the MXN strengthens relative to the USD from the pricing date to the applicable valuation date, the amount you receive in USD terms on the related payment date will be greater than it would be based on the initial USDMXN exchange rate. Conversely, if the MXN weakens relative to the USD from the pricing date to the applicable valuation date, the amount you receive in USD terms on the related payment date will be less than it would be based on the initial USDMXN exchange rate. You will not receive a fixed amount in USD on any interest payment date or at maturity. As a result of this currency exchange rate risk, you could lose some or a substantial portion of your initial investment in USD terms.

•	The notes are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue price per note:	MXN 1,000, payable in USD at the initial USDMXN exchange rate
MXN stated principal amount:	MXN 1,000 per note
Initial USDMXN exchange rate:	, the USDMXN exchange rate on the pricing date
Pricing date:	April 28, 2021
Original issue date:	April 30, 2021
Maturity date:	April 30, 2024. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Denomination currency:	Mexican pesos
Payment currency:	U.S. dollars
Payment at maturity:	MXN 1,000 per note plus any accrued and unpaid interest, converted into U.S. dollars at the USDMXN exchange rate on the final valuation date. The amount of principal that is paid to you at maturity is subject to currency exchange risk and may be less, and possibly significantly less, in USD terms than your initial investment.
Interest rate per annum:	4.50%
Interest payment per note:

The amount of interest you receive on each interest payment date for each note you hold will be equal to (i) the product of MXN 1,000 and the interest rate per annum, multiplied by (ii) (90/360).

This amount will be converted into U.S. dollars at the USDMXN exchange rate on the applicable valuation date.

The amount of each interest payment you receive is subject to currency exchange risk.

Interest payment dates:	The 30th day of January, April, July and October of each year, commencing in July 2021; provided that if any such day is not a business day, the applicable interest payment will be made on the next succeeding business day. No additional interest will accrue as a result of delayed payment. Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date, except that the interest payment due at maturity will be paid to the persons who hold the notes on the maturity date.
Valuation dates:	The second scheduled currency business day preceding the relevant interest payment date, subject to postponement as described under “Determination of the USDMXN Exchange Rate” in this pricing supplement. We refer to the valuation date immediately preceding the maturity date as the final valuation date.
USDMXN exchange rate:	On any date, the rate for conversion of Mexican pesos into U.S. dollars (expressed as the amount of Mexican pesos per one U.S. dollar), as determined by reference to Reuters page “WMRSPOT10” on such date and as more fully described under “Determination of the USDMXN Exchange Rate” in this pricing supplement.
CUSIP / ISIN:	17329FP65 / US17329FP654
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	MXN 1,000.00	MXN 15.00	MXN 985.00
Total:	MXN	MXN	MXN

(1) The issue price for eligible institutional investors and investors purchasing the notes in fee-based advisory accounts will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, that the issue price for such investors will not be less than MXN 985.00 per note and will not be more than MXN 1,000 per note. The issue price for such investors reflects a forgone selling concession or underwriting fee with respect to such sales as described in footnote (2) below. See “General Information—Fees and selling concessions” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to MXN 15.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to MXN 15.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales it makes to investors purchasing the notes in fee-based advisory accounts. The per note underwriting fee in the table above represents the maximum underwriting fee payable per note. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total proceeds to issuer. You should refer to “Risk Factors” and “General Information—Fees and selling concessions” in this pricing supplement for more information. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the following hyperlink:

Prospectus Supplement and Prospectus each dated May 14, 2018

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

An investment in the notes, which are denominated in Mexican pesos rather than U.S. dollars, entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisors before you decide to invest in the notes.

▪	Your payment at maturity and interest payments are exposed to currency exchange rate risk with respect to the Mexican peso relative to the U.S. dollar. All amounts payable to you on the notes, including your interest payments and the return of principal at maturity, will be denominated in MXN but will be mandatorily converted and paid to you in USD at the USDMXN exchange rate on the applicable valuation date. If the MXN is weaker relative to the USD on the valuation date applicable to each annual interest payment than on the pricing date, the amount of your interest payments will be lower than they would have been as calculated on the pricing date. Similarly, if the MXN is weaker relative to the USD on the final valuation date than on the pricing date, your payment at maturity will be less, and possibly significantly less, than your initial investment in the notes in USD terms. As a result of this currency exchange risk, you could lose a substantial portion of your initial investment in USD terms.

The USDMXN exchange rate will vary over time, and may vary considerably during the term of the notes. The value of the Mexican peso or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in the USDMXN exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico, the United States and other relevant countries or regions. Of particular importance to potential currency exchange risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments in Mexico and the United States, and between each country and its major trading partners; and the extent of governmental surplus or deficit in Mexico and the United States. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Mexico and the United States, and those of other countries important to international trade and finance.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “General Information—Temporary adjustment period” in this pricing supplement.

▪	Secondary market sales of the notes may result in a loss of principal. You will be entitled to receive the full stated principal amount of your notes (in MXN terms, converted into USD), subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes in the secondary market prior to maturity, you are likely to receive less than the stated principal amount of the notes (in MXN terms, converted into USD).

▪	The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, any underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

Citigroup Global Markets Holdings Inc.

▪	The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest. We expect that the USDMXN exchange rate on any day will affect the value of the notes more than any other single factor. Other factors that may influence the value of the notes include: (i) interest and yield rates and the volatility of such rates in Mexico and the United States; (ii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the MXN, the USD or currencies markets generally and that may affect the USDMXN exchange rate on the valuation dates; (iii) the time remaining to the maturity of the notes; (iv) hedging activities by our affiliates; (v) any fees and projected hedging fees and profits, and (vi) any actual or anticipated changes in the credit ratings, financial condition and results of either Citigroup Global Markets Holdings Inc. or Citigroup Inc. You should understand that the value of your notes at any time prior to maturity may be significantly less than your initial investment in the notes in USD terms. If you are able to sell your notes prior to maturity, you may be required to sell them at a particularly large discount from the USD equivalent of your initial investment if, at the time of sale, the MXN has weakened or is expected to weaken relative to the USD.

▪	The notes are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk. A U.S. dollar investment in the notes is subject to risk of significant adverse fluctuations in the exchange rate of a single emerging market currency, the Mexican peso, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the exchange rates of emerging market currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies such as the Mexican peso may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Furthermore, currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies. Global events, even if not directly applicable to Mexico or its currency, may increase volatility or adversely affect the value of the Mexican peso. Each of the foregoing factors or events may negatively affect the value of your notes.

▪	Government intervention in the currency markets could materially and adversely affect the value of the notes. Governments, including those of Mexico and the United States, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, any amounts payable on the notes, as well as the value of the notes could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

▪	Currency exchange rate risks can be expected to heighten in periods of financial turmoil. In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions and potentially positive consequences to the currencies of regions that might benefit from this movement of capital. For example, if the U.S. dollar is perceived to be a safer investment than certain other world currencies, resulting in a sudden capital inflow to the United States, it could cause the USD to strengthen relative to the MXN, which would adversely affect the value of the notes and the return on an investment in the notes in USD terms. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the strength of the MXN relative to the USD. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes.

▪	The historical USDMXN exchange rate is not an indication of its future performance. The historical performance of the USDMXN exchange rate, which is included in this pricing supplement, should not be taken as an indication of future USDMXN exchange rates during the term of the notes. Changes in the USDMXN exchange rate will affect the amounts payable on and the value of the notes, but it is impossible to predict whether the Mexican peso will strengthen or weaken against the U.S. dollar.

▪	Suspension or disruptions of market trading in the Mexican peso may adversely affect the value of the notes. The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the USDMXN exchange rate and, therefore, any payment due to you on the notes and the value of the notes.

▪	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours and will determine the USDMXN exchange rate on each of the valuation dates and will calculate the amount you will receive on each interest payment date and at maturity. Determinations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the determination of the USDMXN exchange rate under certain circumstances as described under “Determination of the USDMXN Exchange Rate,” may adversely affect the amount of one or more interest payments to you or your payment at maturity. In addition, your initial investment will be made in USD and converted at the USDMXN exchange rate on the pricing date.

▪	Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes. One or more of our affiliates expect to hedge our obligations under the notes and will carry out hedging activities related to the notes (and possibly to other instruments linked to the MXN and/or USD), which may include trading in swaps on the MXN and cross currency

Citigroup Global Markets Holdings Inc.

swaps, as well as in other instruments related to the MXN and/or USD and related interest rates. Our affiliates also trade the MXN and other financial instruments related to the MXN on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities at or prior to the pricing date could increase the value of the MXN relative to the USD at the time of your initial investment and, as a result, the value that the MXN must attain relative to the USD on the final valuation date before you would receive a payment of principal at maturity that, following conversion into USD, equals or exceeds your initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the USDMXN exchange rate on any valuation date and, accordingly, the amount of USD you will receive on the related interest payment date or the maturity date.

▪	Citigroup Global Markets Inc. or its affiliates may publish research that could affect the value of the notes. Citigroup Global Markets Inc. or its affiliates and agents may publish research from time to time on financial markets, currencies generally, or the USDMXN exchange rate in particular, and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the value of the notes. You should make your own independent investigation of the merits of investing in the notes.

General Information
Temporary adjustment period:	For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”
U.S. federal income tax considerations:

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder.

The rules under Section 988 of the Code are complex, and their application to you may depend on your particular circumstances (including whether you made certain elections). You should read carefully the discussion in the accompanying prospectus supplement under “United States Federal Tax Considerations,” and in particular the sections entitled “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Foreign Currency Notes” (if you are a U.S. Holder) and “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” (if you are a Non-U.S. Holder).

If you are a U.S. Holder who uses the cash method of accounting for U.S. federal income tax purposes, interest income you receive should generally be taxable to you as ordinary income at the time of receipt, and should equal the amount of U.S. dollars received. If you are a U.S. Holder who uses the accrual method of accounting for U.S. federal income tax purposes, you will generally be required to accrue interest income in MXN and translate the amount accrued into U.S. dollars based on the average rate of exchange within the relevant accrual period(s). In addition, if you are an accrual-method U.S. Holder, you will recognize ordinary income or loss (which will not be treated as interest income or expense) with respect to accrued interest income on the date the interest payment (or proceeds from the sale, exchange or retirement of the notes attributable to accrued interest) is actually received, the amount of which should equal the difference between the amount of U.S. dollars you receive with respect to the relevant accrual period and the interest income that has accrued during the accrual period (as determined above).

Upon a sale, exchange or retirement of the notes, you will generally recognize gain or loss equal to the difference between the amount you received (excluding any amount attributable to interest, which will be treated as discussed above) and the amount you paid to acquire the notes. Such gain or loss will generally be treated as ordinary income or loss to the extent due to fluctuation of exchange rates. If you recognize loss attributable to fluctuation of exchange rates upon a sale, exchange or retirement of a note above certain thresholds, you may be required to file a disclosure statement with the Internal Revenue Service. You should consult your tax adviser regarding this reporting obligation.

If you are a Non-U.S. Holder of the notes, you generally will not be subject to U.S. federal

Citigroup Global Markets Holdings Inc.

withholding or income tax in respect of amounts paid to you with respect to the notes provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law or executive order to close.
Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates involves trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging and may include adjustments to such positions during the term of the notes. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

The issue price is MXN 1,000 per note; provided that the issue price for an eligible institutional investor or an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The issue price for such investors will not be less than MXN 985.00 per note and will not be more than MXN 1,000 per note. The issue price for such investors reflects a forgone selling concession with respect to such sales as described in the next paragraph.

CGMI, an affiliate of Citigroup Global Markets Holdings Inc., is the underwriter of the sale of the notes and is acting as principal. CGMI may resell the notes to other securities dealers at the issue price of MXN 1,000 per note less a selling concession not in excess of the underwriting fee. CGMI will receive an underwriting fee of up to MXN 15.00 per note, and from such underwriting fee will allow selected dealers a selling concession of up to MXN 15.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to CGMI. Dealers who purchase the notes for sales to eligible institutional investors and/or to investors purchasing the notes in fee-based advisory accounts may forgo some or all selling concessions, and CGMI may forgo some or all of the underwriting fee for sales to it makes to investors purchasing the notes in fee-based advisory accounts.

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “General Information—Use of proceeds and hedging” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Citigroup Global Markets Holdings Inc.

Events of default and acceleration:

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal payable at maturity, calculated as though the final valuation date were the date of such acceleration, plus any accrued and unpaid interest to the date of such acceleration. Any such payment of interest will be computed on the basis of a 360-day year of twelve 30-day months, or in the case of an incomplete month, the number of days elapsed from and including the issue date or the immediately succeeding interest payment date, as applicable, to the date of such acceleration or the commencement of such proceeding, as applicable.

In case of default under the notes, whether in the payment of interest or any other payment due under the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation agent:	Citibank, N.A. will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:	Clients may contact their local brokerage representative. Third party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the cover page of this pricing supplement.

Determination of the USDMXN Exchange Rate

The “USDMXN exchange rate” on any date is the rate for conversion of Mexican pesos into U.S. dollars (expressed as the amount of Mexican pesos per one U.S. dollar), as determined by reference to Reuters page “WMRSPOT10” as of approximately 4:00 p.m., London time, on such date.

In any case where the USDMXN exchange rate for a relevant date is based on information obtained from a commercial vendor or professional rates administrator in the business of reporting, producing or distributing commercial currency exchange rates, the USDMXN exchange rate will be subject to the corrections, if any, to that information subsequently displayed by that source within one hour of the time when such rate is first displayed by such source.

If the USDMXN exchange rate is published or announced by more than one price source and the price source referred to in the definition of “USDMXN exchange rate” fails to publish or announce that exchange rate on the applicable date (or, if different, the day on which rates for that date would, in the ordinary course, be published or announced by such price source), then the USDMXN exchange rate for that date will be determined by reference to any other available price source which actually publishes or announces the USDMXN exchange rate on such date (or, if different, the day on which rates for that date would, in the ordinary course, be published or announced by the relevant price source), as determined by the calculation agent.

If the MXN is lawfully eliminated, converted, redenominated or exchanged by Mexico after the pricing date and prior to a valuation date, the calculation agent, in its sole discretion, will determine the USDMXN exchange rate on such valuation date in accordance with market practice.

In the event that any sponsor or administrator of the USDMXN exchange rate officially designates or appoints a successor sponsor or administrator entity for the USDMXN exchange rate, then such lawfully designated or appointed successor entity shall be deemed to be the lawful sponsor or administrator entity of the USDMXN exchange rate for all purposes without further change to the rate source definition for the USDMXN exchange rate.

Consequences of a Market Disruption Event; Adjustment of a Valuation Date

If a scheduled valuation date is not a currency business day, such valuation date will be the immediately preceding day that is a currency business day; provided that, if the date that would otherwise be a valuation date is an unscheduled holiday, then such valuation date will be the immediately following currency business day, but in no event later than the business day immediately preceding the related interest payment date or maturity date, as applicable.

If a market disruption event occurs on a scheduled valuation date, then:

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(a) the calculation agent will request the Mexico City office of each of four prime dealers in the market as determined by the calculation agent to provide a quotation of what the USDMXN exchange rate would have been had it been published, reported or available for the applicable date, based upon each such dealer’s experience in the foreign exchange market for the Mexican peso and general activity in such market on such date;

(b) if four quotations are provided, the USDMXN exchange rate for the applicable date will be the arithmetic mean of the average of the Mexican peso bid and offer rate provided by each dealer, without regard to the rates provided by the dealers having the highest and lowest of such average rates; for this purpose, if more than one dealer has the same highest value or lowest value, then the rates provided by only one such dealer shall be disregarded;

(c) if two or three quotations are provided, the USDMXN exchange rate for the applicable date will be the arithmetic mean of the average of the Mexican peso bid and offer rate provided by each dealer; and

(d) if fewer than two quotations are provided, then the calculation agent will determine the USDMXN exchange rate, taking into consideration all available information that in good faith it deems relevant.

The term “currency business day” means a day on which commercial banks are open (or, but for the occurrence of any market disruption event, would have been open) for business (including dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in New York City and Mexico City.

The term “unscheduled holiday” means a day that is not a currency business day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mexico City two currency business days prior to the applicable scheduled valuation date.

The term “market disruption event” means, on any date, that it becomes impossible to obtain the USDMXN exchange rate on such date (or, if different, the day on which rates for such date would, in the ordinary course, be published or announced by the relevant price source).

How the Notes Work

The notes are denominated in MXN; however, all interest payments and the payment at maturity will be made in USD based on the MXN amount of such payment and converted at the USDMXN exchange rate as of the relevant valuation date. Accordingly, such payments will vary depending on the USDMXN exchange rate on the related valuation dates. In addition, your initial investment will be made in USD and converted at the USDMXN exchange rate on the pricing date. An investment in the notes entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Your investment in the notes and any payment you receive on the notes is subject at all times to USDMXN currency exchange rate risk.

The USDMXN exchange rate reflects the amount of Mexican pesos that can be exchanged for one U.S. dollar. If the USDMXN exchange rate decreases, this means that the MXN has appreciated or strengthened relative to the USD. If the USDMXN exchange rate increases, this means that the MXN has depreciated or weakened relative to the USD. You should understand how currency exchange rates work and the potential effects of currency exchange rate risk on the notes before you decide to invest.

The following hypothetical examples illustrate how your interest payments and the amount of principal payable at maturity are affected by the performance of the MXN relative to the USD. The following examples are hypothetical and are provided for illustrative purposes only. The examples assume a hypothetical USDMXN exchange rate of 20.00 at the time of your initial investment. The USD equivalent of MXN 1,000, the issue price per note, at this assumed USDMXN exchange rate is $50.00. The USD equivalent of a hypothetical quarterly interest payment at this assumed USDMXN exchange rate is approximately $0.58125 per note.

Interest Amounts

Example 1—The MXN has strengthened relative to the USD from the pricing date to the valuation date to a USDMXN exchange rate of 18.00. The interest amount per note payable to you will be calculated as follows:

Interest amount	=	MXN 1,000 × interest rate × (90/360)	=	MXN 1,000 × 4.50% × (90/360)	=	$0.6250
		applicable exchange rate		18.00 USDMXN

Because the MXN has strengthened against the USD on the valuation date, the interest amount (in USD terms) is greater than the amount that would have been payable had the MXN depreciated or remained unchanged from the pricing date.

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Example 2—The MXN has weakened relative to the USD from the pricing date to the valuation date to a USDMXN exchange rate of 22.00. The interest amount per note payable to you will be calculated as follows:

Interest amount	=	MXN 1,000 × interest rate × (90/360)	=	MXN 1,000 × 4.50%× (90/360)	=	$0.5114
		applicable exchange rate		22.00 USDMXN

Because the MXN has weakened against the USD on the valuation date, the interest amount (in USD terms) is less than the amount that would have been payable had the MXN appreciated or remained unchanged from the pricing date.

Amount of Principal Payable at Maturity

Example 3—The MXN has strengthened relative to the USD from the pricing date to the final valuation date to a USDMXN exchange rate of 18.00. Your payment of principal at maturity per note will be calculated as follows:

Payment of principal at maturity	=	MXN 1,000	=	MXN 1,000	=	$55.56
		applicable exchange rate		18.00 USDMXN

Because the MXN has strengthened against the USD from the pricing date to the final valuation date, the principal amount of the notes (in USD terms) is greater than the principal amount of the notes (in USD terms) on the pricing date.

Example 4—The MXN has weakened relative to the USD from the pricing date to the final valuation date to a USDMXN exchange rate of 40.00. Your payment of principal at maturity per note will be calculated as follows:

Payment of principal at maturity	=	MXN 1,000	=	MXN 1,000	=	$25.00
		applicable exchange rate		40.00 USDMXN

Because the MXN has weakened against the USD from the pricing date to the final valuation date, the principal amount of the notes (in USD terms) is less than the principal amount of the notes (in USD terms) on the pricing date.

If the MXN weakens relative to the USD over the term of your investment, the amount of principal you receive at maturity will be less, and may be significantly less, than the amount of your initial investment in USD terms.

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Historical Information

The following graph sets forth the USDMXN exchange rate for each day such rate was available in the period from January 4, 2016 through April 19, 2021. We obtained the information in the graph below from Thomson Reuters, without independent verification. Historical performance is not an indication of future performance.

The USDMXN exchange rate is expressed as a number of Mexican pesos per one U.S. dollar. Any increase in the exchange rate shown in the graph below represents depreciation of the Mexican peso relative to the U.S. dollar, and any decrease in the exchange rate shown in the graph below represents appreciation of the Mexican peso relative to the U.S. dollar.

The USDMXN exchange rate on April 19, 2021 was 19.803.

Historical USDMXN Exchange Rates January 4, 2016 through April 19, 2021

Certain Selling Restrictions

Hong Kong Special Administrative Region

The contents of this pricing supplement and the accompanying prospectus supplement and prospectus have not been reviewed by any regulatory authority in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this pricing supplement and the accompanying prospectus supplement and prospectus, they should obtain independent professional advice.

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than

(i)	to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)	to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that Ordinance; or

(iii)	in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

There is no advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

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Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits and are not covered by the Hong Kong Deposit Protection Scheme.

Singapore

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this pricing supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. Where the notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the relevant securities pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law; or

(iv)	pursuant to Section 276(7) of the Securities and Futures Act; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Any notes referred to herein may not be registered with any regulator, regulatory body or similar organization or institution in any jurisdiction.

The notes are Specified Investment Products (as defined in the Notice on Recommendations on Investment Products and Notice on the Sale of Investment Product issued by the Monetary Authority of Singapore on 28 July 2011) that is neither listed nor quoted on a securities market or a futures market.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits. These notes are not insured products subject to the provisions of the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 of Singapore and are not eligible for deposit insurance coverage under the Deposit Insurance Scheme.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

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